Exhibit 99.2

Envigado, March 21, 2024

BYLAWS AMENDMENT

APPROVED BY THE GENERAL SHAREHOLDERS’ ASSEMBLY

Almacenes Éxito S.A. informs its shareholders and the market in general that today, March 21, 2024, after all the necessary processes and authorizations had been carried out, the ordinary meeting of the General Shareholders’ Assembly was held in person, where the matters contemplated in the agenda that was informed by means of the call made on February 19, 2024, were considered.

At said meeting, in accordance with the functions and powers of the General Shareholders’ Assembly set forth in Article 29 of the bylaws, the bylaws amendment set forth below was approved by 88.57% of the shares present and represented at the meeting:

THE GENERAL SHAREHOLDERS’ ASSEMBLY

Resolves:

To approve the following bylaws amendment proposal:

Block No. 1: Amendments to the operating regime of the Board of Directors.

Includes articles: 31, 32, 33, 33, 34, 35, and 36.

Original article	Text proposal	Justification

Article 31°. Composition. The Board of Directors is composed of nine (9) members or Directors, elected by the Shareholders General Assembly; three must be independent under terms of Law 964 of 2005, or norms that expand or modify it.

Paragraph. The Chief Executive Officer of the Company, as such, is not a member of the Board of Directors, but shall attend all its meetings, with voice but no vote, and will not receive special compensation for his/her attendance. In any case, the Board of Directors may meet, deliberate and validly decide without the presence of the Chief Executive Officer of the Company. Nevertheless, said official may be a Member of the Board of Directors if elected by the Shareholders General Assembly and, in such case, shall have the rights and privileges belonging to the other Directors.

Article 31°. Composition. The Board of Directors is composed of seven ~~nine~~ (~~9~~7) members or Directors, non-independent and independent, elected by the Shareholders General Assembly~~; three must be independent under terms of Law 964 of 2005, or norms that expand or modify it~~. The number of independent members and the criteria for independence shall be determined in accordance with the regulations applicable to the Company.

Paragraph. The Chief Executive Officer of the Company~~, as such, is not a member of the Board of Directors, but shall attend all its meetings, with voice but no vote, and will not receive special compensation for his/her attendance. In any case, the Board of Directors may meet, deliberate and validly decide without the presence of the Chief Executive Officer of the Company. Nevertheless, said official~~ may be a Member of the Board of Directors if elected by the Shareholders General Assembly and, in such case, shall have the rights and privileges belonging to the other Directors.

Maintaining a number of members in accordance with the magnitude of the Company, the number of members is reduced to seven (7), in compliance with the provisions of Article 44 of Law 964 of 2005.

Regarding the number of independent members of the Board of Directors and the criteria of independence for their election, it is established that the Company shall determine them in accordance with the applicable regulations.

The CEO of the Company may be a member of the Board by virtue of election by the Shareholders’ Assembly.

Original article	Text proposal	Justification

Article 32°. Period of Directors. The appointment of the Directors shall be for periods of two (02) years, but they may be re-elected and freely removed by the Shareholders General Assembly at any time.

(…)

Paragraph Two. The totality of the members of the Board of Directors shall be elected by the Shareholders’ Meeting in accordance with the law and the regulations in force, by means of the electoral quotient system in two (2) ballots, one of them to elect the independent members and the other one for the election of the remaining members. However, the election of all the members of the Board of Directors may be carried out in a single ballot, whenever it is ensured that at least three (3) independent members will be elected or when only one list is presented, which includes at least three (3) independent members.

(…)

Article 32°. Period of Directors. The appointment of the Directors shall be for periods of two (02) years, but they may be re-elected and freely removed by the Shareholders General Assembly at any time.

(…)

Paragraph Two. The totality of the members of the Board of Directors shall be elected by the Shareholders’ Meeting in accordance with the law and the regulations in force, by means of the electoral quotient system in two (2) ballots, one of them to elect the independent members and the other one for the election of the remaining members. However, the election of all the members of the Board of Directors may be carried out in a single ballot, whenever it is ensured that ~~at least three (3)~~ independent members will be elected or when only one list is presented, which includes ~~at least three (3)~~ the minimum number of independent ~~members~~ in accordance with the regulations applicable to the Company.

(…)

Ensure that the lists of candidates comply with the minimums established in the regulations applicable to the Company.

Article 33°. - President of the Board of Directors. During the period for which it has been chosen, the Board of Directors will appoint from its members a President, who must have the quality of independent, who will preside the meetings, will direct the deliberations and the actions of the corporation; if the President is absent, the meetings will be presided by one of the members that attend the meeting, appointed ad hoc.

(…)

Article 33°. - President of the Board of Directors. During the period for which it has been chosen, the Board of Directors will appoint from its members a President, ~~who must have the quality of independent,~~ who may be an independent member or a non-independent member, who will preside the meetings, will direct the deliberations and the actions of the corporation; if the President is absent, the meetings will be presided by one of the members that attend the meeting, appointed ad hoc.

(…)

The provision is eliminated in order to allow greater flexibility in the election of the Chairman of the Board of Directors.

Original article	Text proposal	Justification

Article 34°. – Meetings.

The Board of Directors shall meet regularly at least eight (8) times a year; and extraordinarily when summoned by the same Board of Directors, by the President, by the Auditor or by two of its Members. Summons for extraordinary meetings shall be communicated at least a day in advance, except in the case in which the meetings are called by two of the members of the Board of Directors, in which case, the call for extraordinary meetings shall be communicated three (3) calendar days in advance. Notwithstanding the foregoing if all members are already assembled they may deliberate validly anywhere and take decisions without prior summons. When complying with the deadlines to make the announcement, it must be taken into account that the day on which the meeting is announced nor the day on which the meeting will take place are taken into consideration.

Paragraph 1. The meetings shall be held at the corporate domicile or at a site agreed upon by the Board of Directors.

Paragraph 2. In cases and under the requirements established by law, the Board of Directors deliberations and decisions may be carried out via simultaneous or successive communications among the members, including telephone, fax radio or other appropriate form of transmission and reception of audible or visible messages. As well, decisions may be adopted by distance vote in writing by the Board of Directors members in the same document or in separate documents, clearly indicating the vote issued by each of the members, when and if the document is received by the Chairman of the Board of Directors or legal representative within one month after the date of the first received communication.

Article 34°. – Meetings.

The Board of Directors shall meet regularly ~~at least eight (8)~~ at least four (4) times a year; and extraordinarily when summoned by the same Board of Directors, by the President, by the Auditor or by two of its Members. Summons for extraordinary meetings shall be communicated at least a day in advance, except in the case in which the meetings are called by two of the members of the Board of Directors, in which case, the call for extraordinary meetings shall be communicated three (3) calendar days in advance. Notwithstanding the foregoing if all members are already assembled they may deliberate validly anywhere and take decisions without prior summons. When complying with the deadlines to make the announcement, it must be taken into account that the day on which the meeting is announced nor the day on which the meeting will take place are taken into consideration.

Paragraph 1. The meetings shall be held at the corporate domicile or at a site agreed upon by the Board of Directors.

Paragraph 2. In cases and under the requirements established by law, the Board of Directors deliberations and decisions may be carried out via simultaneous or successive communications among the members, including telephone, fax radio or other appropriate form of transmission and reception of audible or visible messages. As well, decisions may be adopted by distance vote in writing by the Board of Directors members in the same document or in separate documents, clearly indicating the vote issued by each of the members, when and if the document is received by the Chairman of the Board of Directors or legal representative within one month after the date of the first received communication.

The minimum number of meetings that the Board of Directors will have to hold during the year is adjusted, reducing it to 4 meetings, so that it may approve the Company’s Financial Statements prior to their publication to the market, and approve specific issues that may arise during the course of the year. Notwithstanding, in the event of urgent or extraordinary matters arising, the Board of Directors may hold extraordinary meetings in compliance with the requirements of this article.

Original article	Text proposal	Justification

Article 35°. Regulations. Operation of the Board of Directors shall be governed by the following regulations:

(…)

b. Subject to the provisions of the paragraph of article 31 of these Bylaws, the Chief Executive Officer of the company will attend meetings but the Board of Directors may meet and decide validly without his presence;

c. It will deliberate with the presence of five (5) members, and this same majority vote shall be required to approve decisions, except in cases where the bylaws or any law require a special majority.

Paragraph: In the event that a potential conflict of interest (defined as stipulated in Article 23 of Law 222 of 1995, as well as any other regulation that supplements, modifies or replaces said law in the future) in which case one or more of the board members should abstain from participating in the deliberations and the voting. The following procedure shall be observed:

1.   The directors who disclosed the conflict shall abstain from participating in the respective deliberation and decision.

2.    The Board of Directors may deliberate and decide if it has a quorum of at least five (5) non-conflicted members. Decisions shall be approved if they receive the favorable vote of five (5) or more members of the Board of Directors.

3.    If the Board does not have the minimum quorum referred to in paragraph 2 above, the Board shall call a meeting of the General Assembly of Shareholders to decide whether to authorize the members who expressed the conflict to participate in one or more meetings of the Board of Directors to discuss and decide on the matters giving rise to the respective conflict of interest.

4.    If, after the decision of the Assembly, the Board of Directors has a quorum of at least five (5) non-conflicted members, the proposal that gave rise to the conflict shall be submitted to the Board of Directors. The decision shall be approved if it receives the favorable vote of five (5) or more members of the Board of Directors

5.    If, after the decision of the General Shareholders’ Meeting, the Board of Directors does not have a minimum quorum of five (5) non-conflicted members, the Board shall lose competence to decide on the matter giving cause for the conflict of interest and the General may decide directly on such matter, unless the Shareholders General Assembly with the favorable vote of the majority of the shares represented at the meeting, adopts another solution.

(…)

Article 35°. Regulations. Operation of the Board of Directors shall be governed by the following regulations:

(…)

~~b. Subject to the provisions of the paragraph of article 31 of these Bylaws, the Chief Executive Officer of the company will attend meetings but the Board of Directors may meet and decide validly without his presence;~~

c. It will deliberate with the presence of four ~~five~~ (~~5~~4) members, and this same majority vote shall be required to approve decisions, except in cases where the bylaws or any law require a special majority.

Paragraph: In the event that a potential conflict of interest (defined as stipulated in Article 23 of Law 222 of 1995, as well as any other regulation that supplements, modifies or replaces said law in the future) in which case one or more of the board members should abstain from participating in the deliberations and the voting. The following procedure shall be observed:

1.   The directors who disclosed the conflict shall abstain from participating in the respective deliberation and decision.

2.   The Board of Directors may deliberate and decide if it has a quorum of at least four ~~five~~ (~~5~~4) non-conflicted members. Decisions shall be approved if they receive the favorable vote of four ~~five~~ (~~5~~4) or more members of the Board of Directors.

3.   If the Board does not have the minimum quorum referred to in paragraph 2 above, the Board shall call a meeting of the General Assembly of Shareholders to decide whether to authorize the members who expressed the conflict to participate in one or more meetings of the Board of Directors to discuss and decide on the matters giving rise to the respective conflict of interest.

4.    If, after the decision of the Assembly, the Board of Directors has a quorum of at least four ~~five~~ (~~5~~4) non-conflicted members, the proposal that gave rise to the conflict shall be submitted to the Board of Directors. The decision shall be approved if it receives the favorable vote of four ~~five~~ (~~5~~4) or more members of the Board of Directors

5.    If, after the decision of the General Shareholders’ Meeting, the Board of Directors does not have a minimum quorum of four ~~five~~ (~~5~~4) non-conflicted members, the Board shall lose competence to decide on the matter giving cause for the conflict of interest and the General may decide directly on such matter, unless the Shareholders General Assembly with the favorable vote of the majority of the shares represented at the meeting, adopts another solution.

(…)

The CEO of the Company may be a member of the Board by virtue of election by the Shareholders’ Assembly.

By virtue of the reduction of the Board of Directors to seven (7) members, the quorum for the deliberation and approval of the decisions submitted to the consideration of the Board is adjusted to correspond to a simple majority of the members of the Board.

Likewise, the procedure to be followed in the event of a potential conflict of interest within the Board of Directors is adjusted, establishing a minimum quorum of four (4) members.

Original article	Text proposal	Justification

Article 36°. - Duties. The Board of Directors is given the broadest mandate for managing the Company and therefore is awarded sufficient powers to order the execution or to celebrate any act or contract that falls within its duties and to take the necessary decisions in order for the Company to fulfill its purposes and, specifically, has the following functions:

(…)

36.6 Relating to the operation of the Board of Directors:

(…)

d. Create any Support Committees for the Board of Directors deemed necessary, as well as the adoption of internal rules of operation for these said committees. Among them shall be included at least one Audit and Risk Committee together with a Nominating, Compensation and Corporate Governance committee.

36.7 Relating to the management of the Company:

(…)

a. Appoint the Chairman of the Company, the Internal Auditor and the Secretary General, and define the remuneration and compensation, performance evaluation and succession policy of these appointees. For these appointments, prior reports will be provided by the Appointment Committee, by the Remuneration and Corporate Governance committee, and in the case of the Internal Auditor a prior report will also be provided by the Audit and Risk Committee.

(…)

Article 36°. - Duties. The Board of Directors is given the broadest mandate for managing the Company and therefore is awarded sufficient powers to order the execution or to celebrate any act or contract that falls within its duties and to take the necessary decisions in order for the Company to fulfill its purposes and, specifically, has the following functions:

(…)

36.6 Relating to the operation of the Board of Directors:

(…)

d. Create any Support Committees for the Board of Directors deemed necessary, as well as the adoption of internal rules of operation for these said committees. Among them shall be included at least one Audit and Risk Committee ~~together with a Nominating, Compensation and Corporate Governance committee~~.

36.7 Relating to the management of the Company:

(…)

a. Appoint the Chairman of the Company, the Internal Auditor and the Secretary General, and define the remuneration and compensation, performance evaluation and succession policy of these appointees. ~~For these appointments, prior reports will be provided by the Appointment Committee, by the Remuneration and Corporate Governance committe~~e, and in For the case of the Internal Auditor a prior report will ~~also~~ be provided by the Audit and Risk Committee for its appointment.

(…)

In order to provide greater clarity, and in compliance with the provisions of Law 964 of 2005 and other regulations applicable to the Company, it is clarified that the Board of Directors may create committees to support its management, and that as a minimum it shall have the support of an Audit and Risk Committee. Likewise, it is established that the Board of Directors shall be exclusively in charge of the process of appointment and removal of the CEO of the Company and the Secretary General.

Block No. 2: Amendments related to the Secretary General and the Committees.

Includes articles: 48 and 61.

Original article	Text proposal	Justification

Article 48°. - Appointment and Functions. The Company shall have a Secretary General, who may also hold an executive position in the Company. In the event that the Secretary General also holds an executive position in the Company, the decision of his/her appointment and removal will depend on the Board of Directors according to the proposal of the Company’s CEO after a report from the Appointment, Remuneration and Corporate Governance Committee.

In the event that the Secretary General does not hold an executive position in the Company, his appointment and removal shall correspond to the Board of Directors after a report from the Nominating, Compensation and Corporate Governance Committee.

(…)

Article 48°. - Appointment and Functions. The Company shall have a Secretary General, who may also hold an executive position in the Company. In the event that the Secretary General also holds an executive position in the Company, the decision of his/her appointment and removal will depend on the Board of Directors according to the proposal of the Company’s CEO. ~~after a report from the Appointment, Remuneration and Corporate Governance Committee.~~

En el caso en que el Secretario General no ostente una posición ejecutiva en la Compañía, su nombramiento y remoción corresponderá a la Junta Directiva ~~previo informe del Comité de Nombramientos, Remuneraciones y Gobierno Corporativo~~.

In the event that the Secretary General does not hold an executive position in the Company, his appointment and removal shall correspond to the Board of Directors. ~~after a report from the Nominating, Compensation and Corporate Governance Committee.~~

(…)

Align the different corporate governance documents by establishing that the Board of Directors will be exclusively responsible for the process of appointment and removal of the Secretary General.

Original article	Text proposal	Justification

Article 61º. – Board Committees.

The Board of Directors will establish committees to support their management, and as a minimum this will include an Audit and Risk Committee, as well as an Appointment, Remuneration and Corporate Governance Committee. In addition to the above, the Board of Directors may create and regulate the operation of a Conflicts of Interest Committee. The Board of Directors will however be able to divide the duties of these committees or contemplate other functions to other committees created for such functions. The Committees will be formed by at least three (3) members of the Board of Directors who may be Independent or Non-Independent Members. In any case, the Audit and Risk Committee must be chaired by an Independent member, and must have the participation of all Independent members of the Board of Directors.

The Board shall adopt a regulation for the operation of the committees in mention, which will indicate the frequency of its meetings and corresponding functions, which in any case will be to act as advisory and supervisory bodies to support the Board of Directors in their functions. The functions of the committees must comply with the legal requirements and with the Corporate Governance standards that the Board of Directors voluntarily accepts.

Article 61º. – Board Committees.

The Board of Directors ~~will~~ may establish committees to support their management, and as a minimum this will include an Audit and Risk Committee~~, as well as an Appointment, Remuneration and Corporate Governance Committee~~. In addition to the above, the Board of Directors may create and regulate the operation of a Conflicts of Interest Committee. The Board of Directors will however be able to divide the duties of these committees or contemplate other functions to other committees that may be created for such functions. The Committees that may be created will be formed by at least three (3) members of the Board of Directors who may be Independent or Non-Independent Members. In any case, the Audit and Risk Committee must be chaired by an Independent member, and must have the participation of all Independent members of the Board of Directors.

The Board shall adopt a regulation for the operation of the Audit and Risk Committee and any other that may be created ~~committees in mention~~, which will indicate the frequency of its meetings and corresponding functions, which in any case will be to act as advisory and supervisory bodies to support the Board of Directors in their functions. The functions of the Audit and Risk Committee and any other that may be created ~~committees~~ must comply with the legal requirements and with the Corporate Governance standards that the Board of Directors voluntarily accepts.

In order to provide greater clarity, and in compliance with the provisions of Law 964 of 2005 and other regulations applicable to the Company, it is clarified that the Board of Directors may create committees to support its management, and that as a minimum it will have the support of an Audit and Risk Committee.

Management is urged to make the necessary adjustments as a consequence of this proposed amendment to the Company’s Bylaws. Likewise, the Board of Directors shall make the corresponding adjustments to the Corporate Governance instruments required as a consequence of these amendments.